Filed by Insurance Acquisition Corp. pursuant to Rule 425

under the Securities Act of 1933, as amended,

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934, as amended

Subject Company: Insurance Acquisition Corp.

Commission File No.: 001-38839

This filing relates to a proposed business combination involving Insurance Acquisition Corp. and Shift Technologies, Inc.

The following is an article that was published by the Wall Street Journal on June 29, 2020

Shift Plans to Go Public This Year as Covid-19 Boosts Online Car Sales

Shares of Carvana and Vroom soared with temporary closing of bricks-and-mortar dealerships

By

Rolfe Winkler

June 29, 2020

Online used-car seller Shift Technologies Inc. plans to go public in the third quarter, looking to ride the momentum of rivals Carvana Co. and Vroom Inc., whose valuations have jumped as the pandemic propels them past traditional dealers.

Shift, founded in 2013, said it would go public through a reverse merger, in which it will sell a minority stake to Insurance Acquisition Corp., INSU 0.87% a publicly traded special-purpose acquisition company. Insurance Acquisition, which has no operations of its own, will raise $185 million at the time of the merger through a private sale of its shares. The deal will give San Francisco-based Shift an enterprise value of $415 million.

The coronavirus has boosted online car sales. As dealers shut down for the pandemic, more consumers who have grown accustomed to purchasing other products online moved to buy cars that way as well, said Ivan Drury, an analyst at Edmunds.

Together, Carvana, Vroom and Shift sold fewer than 300,000 cars in 2019, less than 1% of the used-car market in the U.S., according to Mr. Drury.

Investors are excited by the prospect of an entirely new market for online players to displace traditional sellers. Carvana’s shares, which have climbed steadily since late March, have jumped eightfold since the company’s 2017 initial public offering. Vroom shares have more than doubled since its IPO early this month.

Shift needs money to compete with its far-larger and better-funded rivals. Going public through a reverse merger enables the company to raise more capital than in a traditional IPO and to get the capital more quickly, said George Arison, Shift’s co-founder and co-chief executive.

The merger marks a quick turnaround for Shift, which two months ago considered shutting down operations in Los Angeles, one of its major markets. April sales plunged 40% from February, as coronavirus-related lockdowns put sales into a tailspin, Mr. Arison said. The company was working on plans to consolidate operations to conserve cash.

Shift was rescued by a $6 million loan from the federal government’s Paycheck Protection Program, and sales in May recovered to February levels, Mr. Arison said. Shift, which is set to raise $300 million through the reverse merger and stock sale, plans to return the taxpayer money once it completes the transaction.

Carvana and Vroom have also faced a volatile few months since the pandemic hit. Carvana sales in early April had dropped nearly 40% from the prior year, according to research firm YipitData. Growth has resumed, but the rate is below pre-Covid levels, Yipit estimates.

Vroom’s April sales increased slightly despite Covid-19 lockdowns, according to Yipit. It did so by cutting prices and selling off 70% of its inventory, the company said in its IPO filing. Now, even though markets are recovering, Yipit estimates that Vroom’s sales are falling, since the company needs to buy up cars to restock its website.

Shift projects its sales will double to $400 million in 2021 from $194 million this year. That growth is much speedier than this year’s rate of 10% and last year’s growth of 33%.

Carvana is not only larger but also growing more quickly: Sales doubled in 2019 to $3.9 billion. Vroom’s jumped 40% to $1.2 billion.

All three companies are losing money, as they advertise aggressively to attract customers. Investors are betting that with so much potential market share to grab from traditional dealers, the companies will grow, and economies of scale will fatten their bottom lines.

“This isn’t a winner-take-all market,” Mr. Arison said. “There will be several e-commerce players taking share from traditional dealers.”

Previously, Shift raised $215 million from investors including Threshold Ventures, Highland Capital Partners and Goldman Sachs Group Inc.

Caution Regarding Forward Looking Statements

This document includes “forward looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by the use of words such as “forecast,” “intend,” “seek,” “target,” “anticipate,” “believe,” “expect,” “estimate,” “plan,” “outlook,” and “project” and other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. Such forward looking statements include estimated financial information. Such forward looking statements with respect to revenues, earnings, performance, strategies, prospects and other aspects of the businesses of Insurance Acquisition Corp., Shift Technologies, Inc. or the combined company after completion of the Business Combination are based on current expectations that are subject to risks and uncertainties. A number of factors could cause actual results or outcomes to differ materially from those indicated by such forward looking statements. These factors include, but are not limited to: (1) the occurrence of any event, change or other circumstances that could give rise to the termination of the Agreement and Plan of Merger and the proposed business combination contemplated thereby; (2) the inability to complete the transactions contemplated by the Agreement and Plan of Merger due to the failure to obtain approval of the stockholders of Insurance Acquisition Corp. or other conditions to closing in the Agreement and Plan of Merger; (3) the ability to meet Nasdaq’s listing standards following the consummation of the transactions contemplated by the Agreement and Plan of Merger; (4) the risk that the proposed transaction disrupts current plans and operations of Shift Technologies, Inc. as a result of the announcement and consummation of the transactions described herein; (5) the ability to recognize the anticipated benefits of the proposed Business Combination, which may be affected by, among other things, competition, the ability of the combined company to grow and manage growth profitably, maintain relationships with customers and suppliers and retain its management and key employees; (6) costs related to the proposed Business Combination; (7) changes in applicable laws or regulations; (8) the possibility that Shift Technologies, Inc. may be adversely affected by other economic, business, and/or competitive factors; and (9) other risks and uncertainties indicated from time to time in other documents filed or to be filed with the Securities and Exchange Commission (“SEC”) by Insurance Acquisition Corp. You are cautioned not to place undue reliance upon any forward-looking statements, which speak only as of the date made. Insurance Acquisition Corp. and Shift Technologies, Inc. undertake no commitment to update or revise the forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required by law.

Additional Information

In connection with the proposed Business Combination between Shift Technologies, Inc. and Insurance Acquisition Corp., Insurance Acquisition Corp. intends to file with the SEC a preliminary proxy statement / prospectus and will mail a definitive proxy statement / prospectus and other relevant documentation to Insurance Acquisition Corp. stockholders. This document does not contain all the information that should be considered concerning the proposed Business Combination. It is not intended to form the basis of any investment decision or any other decision in respect to the proposed Business Combination. Insurance Acquisition Corp. stockholders and other interested persons are advised to read, when available, the preliminary proxy statement / prospectus and any amendments thereto, and the definitive proxy statement / prospectus in connection with Insurance Acquisition Corp.’s solicitation of proxies for the special meeting to be held to approve the transactions contemplated by the proposed Business Combination because these materials will contain important information about Shift Technologies, Inc., Insurance Acquisition Corp. and the proposed transactions. The definitive proxy statement / prospectus will be mailed to Insurance Acquisition Corp. stockholders as of a record date to be established for voting on the proposed Business Combination when it becomes available. Stockholders will also be able to obtain a copy of the preliminary proxy statement / prospectus and the definitive proxy statement / prospectus once they are available, without charge, at the SEC’s website at http://sec.gov or by directing a request to: John M. Butler, President and Chief Executive Officer, Insurance Acquisition Corp., 2929 Arch Street, Suite 1703, Philadelphia, Pennsylvania 19104.

This document shall not constitute a solicitation of a proxy, consent or authorization with respect to any securities or in respect of the proposed Business Combination.

Participants in the Solicitation

Insurance Acquisition Corp. and its directors and officers may be deemed participants in the solicitation of proxies of Insurance Acquisition Corp. stockholders in connection with the proposed business combination. Insurance Acquisition Corp. stockholders and other interested persons may obtain, without charge, more detailed information regarding the directors and officers of Insurance Acquisition Corp. in Insurance Acquisition Corp.’s Annual Report on Form 10-K for the fiscal year ended December 31, 2019.

Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of proxies to Insurance Acquisition Corp. stockholders in connection with the proposed transaction will be set forth in the proxy statement / prospectus for the transaction when available. Additional information regarding the interests of participants in the solicitation of proxies in connection with the proposed transaction will be included in the proxy statement / prospectus that Insurance Acquisition Corp. intends to file with the SEC.

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